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                                                                 Exhibit (a)(4)

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
[LOGO] BEAR                                                         SCHEDULE II
STEARNS
                                                       Bear, Stearns & Co. Inc.
                                                             383 Madison Avenue
                                                       New York, New York 10179
                                                               Tel 212.272.2000
                                                            www.bearstearns.com
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    May 15, 2002

    The Board of Directors
    Boron LePore & Associates, Inc.
    1800 Valley Road
    Wayne, NJ 07470

    Gentlemen:

    We understand that Boron LePore & Associates, Inc. ("BLP") and Cardinal Health, Inc. ("Cardinal") intend to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Garden Merger Corp. ("GMC"), a wholly-owned subsidiary of Cardinal, will commence a tender offer to purchase all issued and outstanding shares of BLP (the "Offer") at a price of $16.00 per share, net to the seller in cash. Following consummation of the Offer, GMC will merge with and into BLP with BLP as the surviving corporation (the "Merger") (the Merger together with the Offer, the "Transaction"). Pursuant to the Merger, those shareholders who do not tender their outstanding shares pursuant to the Offer will receive $16.00 per share in cash. The cash amount pursuant to the Offer and the cash amount pursuant to the Merger are herein defined as the "Purchase Price". You have provided us with the Agreement.

    You have asked us to render our opinion as to whether the Purchase Price is fair, from a financial point of view, to the shareholders of BLP.

    In the course of performing our review and analyses for rendering this opinion, we have:

    .     reviewed the Agreement;

    . reviewed BLP's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended 1998 through 2001; its Quarterly Report on Form 10-Q for the period ended March 31, 2002 and its Reports on Form 8-K for the three years ended the date hereof;

    . reviewed certain operating and financial information, including projections for the five years ended December 31, 2007, provided to us by BLP's management relating to BLP's business and prospects;

    . met with certain members of BLP's senior management to discuss BLP's business, operations, historical and projected financial results and future prospects;

    . reviewed the historical prices, trading multiples and trading volumes of the common shares of BLP;

                   ATLANTA  |  BEIJING  |  BOSTON  |  BUENOS
       AIRES  |  CHICAGO  |  DALLAS  |  DUBLIN  |  HONG KONG  |  LONDON
 LOS ANGELES  |  LUGANO  |  NEW YORK  |  PUERTO RICO  |  SAN FRANCISCO  |  SAO
                  PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO

                                    S-II-1

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Boron LePore & Associates, Inc.
May 15, 2002
Page 2

..     reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to BLP;

..     performed discounted cash flow analyses based on the projections for BLP furnished to us; and

..     conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections, provided to us by BLP. With respect to BLP's projected financial results, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of BLP as to the expected future performance of BLP. We have not assumed any responsibility for the independent verification of any such information or of the projections, and we have further relied upon the assurances of the senior management of BLP that they are unaware of any facts that would make the information and projections provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of BLP, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by management of BLP to solicit indications of interest from various third parties regarding a transaction with BLP, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement provided to us without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on BLP.

We have acted as a financial advisor to BLP in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. Within the past five years, Bear Stearns has been engaged by BLP to provide certain investment banking and financial advisory services for which we received customary fees. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of BLP and/or Cardinal for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

This letter does not constitute a recommendation to the Board of Directors of BLP as to how to vote in connection with their consideration of the Agreement nor does this letter constitute a recommendation to anyholders of BLP common stock as to whether to tender shares of BLP common stock pursuant to the Offer, and/or as to how to vote in connection with the Merger. This opinion does not address BLP's underlying business decision to pursue the Transaction as compared to any alternative business strategies that might exist for BLP or the effects of any other transaction in which BLP might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any filing made by BLP with the Securities and Exchange Commission to be distributed to the holders of BLP common stock in connection with the Transaction.

                                    S-II-2

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    Boron LePore & Associates, Inc.
    May 15, 2002
    Page 3

    Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

    Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the shareholders of BLP.

    Very truly yours,

    BEAR, STEARNS & CO. INC.


By: /s/ Robert J. Bicknese
    -------------------------
    Senior Managing Director

                                    S-II-3